May 4, 2023

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporate Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eranga Dias

Re:	Moolec Science SA

Registration Statement on Form F-1
Filed on April 17, 2023

File No. 333-271282

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-271282) filed by Moolec Science SA (the “Company”) with the U.S. Securities and Exchange Commission on April 17, 2023 (the “Registration Statement”).

The Company hereby requests the Registration Statement to be made effective at 4:00 pm, Eastern Time, on May 8, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Linklaters LLP, by calling Matthew Poulter at (212) 903-9306.

Very truly yours,

Moolec Science SA

By:	/s/ Gastón Paladini
Name:	Gastón Paladini
Title:	Chief Executive Officer

cc: Matthew S. Poulter